UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 12, 2005

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 10 dated October 12, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 12, 2005

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 10, 2005
October 12, 2005

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC INTERSECTS GOLD MINERALIZATION AT HC PROPERTY IN NEVADA'S BATTLE MOUNTAIN TREND - DRILL PROGRAM CONTINUES

J-Pacific Gold Inc. ("J-Pacific") is pleased to announce the results from the four hole, 5,235 foot (1,596 metre) reverse circulation drill program that commenced in late July on the HC property in the Cortez District of Nevada's productive Battle Mountain - Eureka Trend.

2005 RESULTS - HC 05-01 to HC 05-04

The HC property is an early stage project, which covers a 10,000 foot (3,000 metre) gold and mercury geochemical anomaly, located approximately three miles (five kilometres) southeast of the Buckhorn Mine on the south side of the Cortez Mountains along the prolific Battle Mountain-Eureka Gold Trend of northeastern Nevada. HC is proximal to the successful Cortez Joint Venture (Placer Dome/Kennecott) area, which includes the recently discovered Cortez Hills, Pediment and ET Blue deposits, as well as the Pipeline, South Pipeline, Gold Acres and Cortez mines. The exploration target is conceptually analogous to Newmont's Rain (Carlin Trend) deposit, where deep-seated structures channel mineralizing fluids to buried gold-bearing veins and near-surface gold-rich stockworks.

This phase of the 2005 drilling program, which concluded on September 17, consisted of four reverse circulation holes to depths of 1,235, 1,350, 1,330 and 1,320 feet (376, 411, 405 and 402 metres), for a total of 5,235 feet (1,594 metres), along 7,500 feet (2,300 metres) of the northwesterly trending geochemical anomaly. The four holes penetrated lithologic sequences very similar to that of HC04-1; the fifth planned hole was not drilled because of time constraints. Importantly, all holes terminated in silicified quartzites containing pyrite as disseminations and in stockwork veinlets. The gold values are generally associated with elevated arsenic values, dolomitization, silicification and quartz- pyrite veinlets.

The significant gold intersections from the program are listed below. (Multi- element pathfinder analysis was also completed.)

	Intersection
DDH No.	From (ft)	To (ft)	Length (feet)	Length (metres)	Gold (g Au/t)	Gold (oz Au/t)	Interval Description
HC05-1	295	300	5	1.5	0.166	0.005	Bleached hematitic siltstone
HC05-1	300	305	5	1.5	0.358	0.012
HC05-1	320	325	5	1.5	0.264	0.008	Fault zone in hematitic siltstone
HC05-1	955	960	5	1.5	0.420	0.014	955-1,030' is a zone of silicification with
HC05-1	995	1,000	5	1.5	0.648	0.021	quartz-pyrite veinlets and dolomitization.
HC05-1	1,000	1,005	5	1.5	0.664	0.021	Pyrite is present in hairline veinlets and
HC05-1	1,005	1,010	5	1.5	0.107	0.003	disseminations throughout this interval.
HC05-1	1,010	1,015	5	1.5	0.100	0.003
HC05-1	1,015	1,020	5	1.5	0.100	0.003
HC05-1	1,020	1,025	5	1.5	0.377	0.012

In addition, all drill holes (HC05-1 to HC05-4) encountered anomalous gold values ranging from 20 to 88 ppb gold; and anomalous mercury, arsenic, barium, molybdenum and zinc values, associated with dolomitization, which is interpreted to indicate the presence of a Rain Deposit type hydrothermal system, and assists in substantiating our geologic model. Drill logs, histograms and a drill location map are available at the HC property page on the J-Pacific website.

A detailed review of the drill logs and cuttings by senior Nevada consultant David Mathewson, RPG, concluded that the silicified quartzites intersected at the ends of the drill holes were probably near the base of the Woodruff Formation. Strong silicification, pervasive dolomitization, and gold values up to 664 ppb, associated with highly elevated trace element geochemistry, are present at this stratigraphic level, potentially intersecting leakage from mineralization at the Webb-Devil's Gate contact, which is projected to occur a few hundred feet deeper.

Initial drilling has been widely spaced along this trend. For example, last year's HC04-1 and this year's HC05-1, both intersected strongly anomalous gold and associated pathfinder elements, and are 5,000 feet (1,500 metres) apart along strike.

BACKGROUND

J-Pacific's 2004 surface geochemical survey defined a strong gold-mercury geochemical anomaly associated with a northwesterly trending fault. Gold bearing breccias developed by this fault at the upthrown eastern contact of the Webb and Devil's Gate Formations is the primary target. A late 2004 reverse circulation hole (HC04-1) ended at 1,367 feet (417 metres) in the stratigraphically higher Woodruff Formation and intersected altered, locally calcareous siltstones and quartzites with silicification and occasional iron-rich dolomite veining. HC04-01, from 360 to 470 feet (110 to 142 metres), intersected encouraging anomalous gold values up to 234 ppb, and anomalous mercury, arsenic, molybdenum and zinc, which correlate well with the gold distribution, and are indicators of the targeted Rain Deposit (Newmont, Carlin Trend) style mineralization.

FUTURE PLANS

The October 2005 diamond drilling will deepen at least one of the holes to a depth of 2,000 feet (600 metres). The purpose of this deeper drilling is to test J- Pacific's belief that the holes stopped short of the target brecciated contact near the base of the Woodruff Formation. Reinterpretation of the stratigraphy, widespread dolomitization, and strong silicification with pyrite veinlets near the ends of the drill holes has led to the conclusion that, due to technical difficulties, all of the holes stopped short of this target. Which holes will be deepened will depend on the complete analytical results and on-site accessibility for the larger truck-mounted core drilling.

QA/QC PROTOCOLS

Mr. Dana Durgin CPG, of Reno, Nevada, a qualified person as defined by National Instrument 43-101, has been retained to manage the exploration program.

BSi Inspectorate of Sparks, Nevada, carried out all the analytical work for the project. QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

FINANCIAL SUPPORT OF JIPANGU INC.

Jipangu Inc. of Tokyo, Japan, is funding exploration at the HC Project in partial fulfillment of an option to a joint venture agreement dated April 1, 2004. Jipangu Inc. is the controlling shareholder of J-Pacific, and the companies have two directors in common.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.